GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place
              Vancouver, B.C.   Canada     V6C 3E1      TSX: GLG      NASDAQ: GLGL

GLG LIFE TECH CORPORATION ANNOUNCES COLLABORATION IN KEY GLOBAL MARKETS
AUSTRALIA AND SOUTH AMERICA

Vancouver, B.C. April 16, 2010 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), the vertically integrated leader in the agricultural and industrial development of stevia extracts including research and development, stevia plant growth, high purity extraction of Rebpure™ RA97 and Rebpure™ RA95, marketing, and distribution, is pleased to announce it has signed a definitive agreement in South America and a binding memorandum of understanding (the “MOU”) in Australia, two key global markets, for the distribution and marketing of its stevia extract products.

The Company is collaborating with the leading sugar refiner in Australia, Sugar Australia, and Essentia Stevia, in these two separate alliances. The agreement with Essentia Stevia is effective immediately.  The MOU with Sugar Australia is intended to result in a definitive distribution agreement, subject to due diligence and certain other conditions.

Australia is the world’s third largest exporter of sugar, a $2 billion annual industry. Sugar Australia is the leading sugar refiner in Australia operating across multiple business channels including, the supply of sugar as an ingredient into the food and beverage sector, retail in which its CSR consumer brand has the leading market share, as well as foodservice and exports. In response to consumer demand Sugar Australia has launched a reduced calorie product called CSR Smart®, which utilizes stevia extracts in a unique and proprietary sugar blend to provide a 50% reduction in calories.

Tim Hart, CEO of Sugar Australia, said, “Sugar Australia has chosen to partner with GLG in the food and beverage sector to bring a new and exciting range of stevia ingredients as part of our range of sweetener solutions, as manufacturers seek alternatives in developing healthier products that meet consumers’ changing needs.”

GLG and Sugar Australia are working together across markets in Australia, New Zealand, Singapore and the Pacific Islands.

In addition, GLG has also signed an agreement with Essentia Stevia for the distribution and marketing of GLG’s high quality stevia extracts in 18 countries throughout Latin America. Essentia Stevia will market GLG’s entire portfolio of stevia-based sweetening systems including the Company’s premier Rebaudioside A line Rebpure™ RA97, Rebsweet™ RA80 and AnySweet™ RA60 as well as GLG’s newly launched Sweet SuccessSM line of proprietary blends.  Products will be marketed both industrially and in consumer facing brands.

Essentia Stevia has been working with key food and beverage companies across the region, including Argentina, Bolivia, Paraguay, Uruguay, Brazil, Venezuela, Colombia, and Mexico.  In addition, the company will market its own tabletop brand Essentia® using GLG stevia.

Lou Villalba, CEO of Essentia Stevia, states, “Essentia has chosen GLG because of the quality of its products. GLG offers reliability in delivery and sufficient amount of supply as demand for stevia continues to increase. We have chosen GLG because of its very strong brand and industrial name and are convinced that we can achieve a win-win relationship with GLG in an area of the world where they are aggressively pursuing positioning of their products.”

GLG’s Chairman and CEO, Dr. Luke Zhang, comments, “We are pleased with the developments in these key global markets and with the collaborative opportunity with both Sugar Australia and Essentia Stevia. The quality, purity and great taste of our stevia extracts has enabled us to form partnerships with both of these leading companies whose value, presence and brands command consumer attention. Our global supply chain from seed to shelf gives our customers the confidence and ability to market great tasting products with the consistency, reliability and advantages required to succeed in the marketplace.”

About GLG Life Tech Corporation
GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings including RebpureTM, RebsweetTM, AnySweetTM and the Company’s newest line Sweet SuccessSM, make it the leading producer of high purity, great tasting stevia extracts.

Contact:David Bishop, Executive Vice President, International Affairs
Phone:+1 (404) 229-0171
Fax:+1 (604) 844-2830
Email:info@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.